SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 40)

Under the Securities Exchange Act of 1934

MATCH GROUP, INC.

(f/k/a IAC/INTERACTIVECORP)

(Name of Issuer)

IAC/INTERACTIVECORP COMMON STOCK, PAR VALUE $.001 PER SHARE

MATCH GROUP, INC. COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

IAC/INTERACTIVECORP COMMON STOCK: 44919P508

MATCH GROUP, INC. COMMON STOCK: 57667L107

(CUSIP Number)

Andrew J. Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

IAC/InterActiveCorp Common Stock: 44919P508

Match Group, Inc. Common Stock: 57667L107

1.	Names of Reporting Persons BARRY DILLER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power IAC/InterActiveCorp Common Stock: 0 Match Group, Inc. Common Stock:14,647,374

	8.	Shared Voting Power IAC/InterActiveCorp Common Stock: 0 Match Group, Inc. Common Stock: 3,693 See Item 5

	9.	Sole Dispositive Power IAC/InterActiveCorp Common Stock: 0 Match Group, Inc. Common Stock: 15,610,134 See Item 5

	10.	Shared Dispositive Power IAC/InterActiveCorp Common Stock: 0 Match Group, Inc. Common Stock: 3,693 See Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person IAC/InterActiveCorp Common Stock: 0 Match Group, Inc. Common Stock: 15,613,827 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)

IAC/InterActiveCorp Common Stock: 0%

Match Group, Inc. Common Stock: 6.0% *

* Assumes the exercise of stock options to purchase 2,805,920 shares of Match Group, Inc. Common Stock. See Item 5.  Percentage ownership information is based on 258,956,131 shares of Match Group, Inc. Common Stock outstanding as of July 1, 2020.

14.	Type of Reporting Person (See Instructions) IN

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 40)

Statement of
BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

MATCH GROUP, INC.

(f/k/a IAC/INTERACTIVECORP)

This Report on Schedule 13D is being filed by Barry Diller following the closing on June 30, 2020 of the transactions contemplated by that certain Transaction Agreement (the “Transaction Agreement”), dated as of December 19, 2019 and amended as of April 28, 2020 and June 22, 2020, by and among (i) the Company, (ii) IAC Holdings, Inc., a Delaware corporation (now known as IAC/InterActiveCorp (“New IAC”)), (iii) Match Group Holdings II, LLC (formerly known as Valentine Merger Sub LLC), a Delaware limited liability company (“Match Merger Sub”), and (iv) the Delaware corporation formerly known as Match Group, Inc. that was merged into Match Merger Sub in connection with the transactions contemplated by the Transaction Agreement (“Old Match”).  The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Mr. Diller on August 29, 1995 (the “Diller Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 40 to the Diller Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Diller Schedule 13D.

Item 1.         Security and Issuer.

Item 1 of the Diller Schedule 13D is hereby amended and restated as follows:

This Report on Schedule 13D relates to the common stock, par value $.001 per share (CUSIP:  44919P508) (the “Old IAC Common Stock”), of the Delaware corporation formerly known as IAC/InterActiveCorp (“Old IAC”) which is now named Match Group, Inc. (“New Match” or the “Company”) and the common stock, par value $.001 per share (CUSIP:  57667L107) (the “New Match Common Stock”), of New Match.  The Company’s principal executive offices are located at 8750 North Central Expressway, Suite 1400, Dallas, Texas 75231.

Item 2.         Identity and Background.

The information contained in Item 2 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

In connection with the Separation (as defined in Item 4 below), Mr. Diller resigned from his position as a member of the board of directors of the Company and following the Separation no longer serves as an officer of the Company.

Item 3.         Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 5 below is incorporated by reference in this Item 3.

Item 4.         Purpose of the Transaction.

The information contained in Item 4 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

On June 30, 2020, pursuant to the Transaction Agreement, the parties to the Transaction Agreement completed the separation of the businesses of Old Match from the remaining businesses of Old IAC (the “Separation”) through a series of transactions that resulted in the pre-transaction stockholders of Old IAC owning shares in two, separate public companies—(1) New Match, which retained the businesses of Old Match and certain Old IAC financing subsidiaries, and (2) New IAC, which was renamed “IAC/InterActiveCorp” and which retained IAC’s other businesses—and the pre-transaction stockholders of Old Match (other than Old IAC) owning shares in New Match.

Prior to the Separation, Mr. Diller and related entities held an aggregate of 144,485 shares of Old IAC Common Stock and 5,789,499 shares of Class B common stock, par value $0.001 per share, of Old IAC (“Old IAC Class B Common Stock”), and Mr. Diller held vested options to acquire 1,300,000 shares of Old IAC Common Stock.

In connection with the Separation, each outstanding share of Old IAC Common Stock and each outstanding share of Old IAC Class B common stock was reclassified, in part, into 2.1584 shares of New Match Common Stock (with cash paid in lieu of fractional shares).

In addition, each option to purchase shares of Old IAC Common Stock (an “Old IAC Common Stock Option”) that was outstanding as of December 19, 2019, and immediately prior to the completion of the Separation, was converted, in part, into an option to purchase a number of shares of New Match Common Stock equal to 2.1584 multiplied by the number of shares of Old IAC Common Stock underlying such Old IAC Common Stock Option, with a spread value based on the spread value applicable to such Old IAC Common Stock Option, subject to certain adjustments, and otherwise subject to the same terms and conditions as the terms and conditions applicable to such Old IAC Common Stock Option immediately before the Separation. All restricted stock units in respect of Old IAC Common Stock that were outstanding immediately prior to the completion of the Separation were converted into adjusted restricted stock units in respect of New IAC common stock.

As a result of the Separation, Mr. Diller ceased to beneficially own any shares of Old IAC Common Stock or Old IAC Class B Common Stock and acquired beneficial ownership of an aggregate of 15,613,827 shares New Match Common Stock issued in respect of the previously beneficially owned shares of Old IAC Common Stock and Old IAC Class B Common Stock, as further described in Item 5 below, which information is incorporated by reference in this Item 4.

Depending on market conditions and other factors, Mr. Diller may from time to time (i) purchase additional shares of New Match Common Stock in the open market or in private transactions or (ii) sell or otherwise dispose of all or some of the shares of New Match Common Stock described herein by public or private sale, gift, pledge or otherwise.  Subject to the foregoing Mr. Diller does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

(a) — (b) As of the date of this Amendment, Mr. Diller beneficially owns an aggregate of 15,613,827 shares of New Match Common Stock, representing approximately 6.0% of the outstanding New Match Common Stock (calculated in accordance with Rule 13d-3), consisting of:  (i) 3,576,628 shares of New Match Common Stock held directly, (ii) 8,264,826 shares of New Match Common Stock held by certain trusts established for the benefit of Mr. Diller’s family (the “Descendants Trusts”), over which Mr. Diller has sole voting and investment power, (iii) 2,805,920 shares of New Match Common Stock underlying stock options, over which Mr. Diller has sole investment and voting power, (iv) 962,760 shares of New Match Common Stock held by a trust for the benefit of certain of Mr. Diller’s family members (the “TALT Trust”), over which Mr. Diller may be deemed to have the right to acquire investment power within 60 days as a result of his ability to designate a replacement for Mr. Diller's stepson, Mr. Alexander von Furstenberg, as investment advisor, and (v) 3,693 shares of New Match Common Stock held by a family foundation, as to which Mr. Diller has shared voting and investment power and as to which Mr. Diller disclaims beneficial ownership.  Mr. Diller has sole voting and investment power over all shares of New Match Common Stock held directly and held in the Descendants Trusts, and Mr. von Furstenberg has sole voting and investment power over shares of New Match Common Stock held by the TALT Trust.

As of the date of this Amendment, Mr. Diller does not beneficially own any shares of Old IAC Common Stock or Old IAC Class B Common Stock (which classes of stock were eliminated in the Separation transactions).

(e) Mr. Diller ceased to be the beneficial owner of more than 5.0% of the Old IAC Common Stock on June 30, 2020.

The information contained in Item 6 below is incorporated by reference in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

On June 30, 2020, in connection with the Separation, Old IAC assigned the Existing Governance Agreement to New IAC.

The information contained in Item 5 above is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

The exhibits previously filed under Item 7 of the Diller Schedule 13D are hereby removed and deleted.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

/s/ Barry Diller
Barry Diller

Dated:  July 8, 2020

[Schedule 13D/A Signature Page]